AMERICAN TAX CREDIT PROPERTIES II L.P.

Supplement No. 1 dated July 25, 1989
to Prospectus dated May 10, 1989

This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 10, 1989 (the "Prospectus"). Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

INVESTOR CLOSING

An initial closing on the sale of Units occurred on June 28, 1989 at which time the Partnership issued to subscribers Units in the aggregate amount of $13,533,000, representing 13,533 Units. The Offering is continuing.

SPECIFIED INVESTMENTS

The Partnership has identified for investment limited partnership interests in four Local Partnerships that are expected to acquire, respectively, Bixel House Apartments in Los Angeles, California (the "Bixel House Apartment Complex"), Austin Court Apartments in Chicago, Illinois (the "Austin Court Apartment Complex"), Christian Street Apartments in Philadelphia, Pennsylvania (the "Christian Street Apartment Complex"), and Littleton Avenue Community Village in Newark, New Jersey (the "LACV Apartment Complex"). THERE CAN BE NO ASSURANCE THAT THE INVESTMENTS WILL BE MADE IN ACCORDANCE WITH THE TERMS DESCRIBED BELOW OR THAT THEY WILL BE MADE AT ALL.

In addition, since the date of the Prospectus, certain events have occurred with respect to the York Park Apartment Complex, and the description of this investment in the Prospectus is therefore supplemented as described below.

The Prospectus will be further supplemented during the term of the Offering to describe any material changes in the terms of the Partnership's proposed investments in the Local Partnerships described below and in the Prospectus and at such time that the General Partner believes a reasonable probability exists that any additional investments will be made by the Partnership.

YORK PARK APARTMENTS
DUNDALK, MARYLAND

The Partnership has entered into an Amended and Restated Agreement of Limited Partnership of York Park Apartments Limited Partnership as of June 29, 1989, pursuant to which the Partnership has acquired a 99% limited partnership interest in the York Park Local Partnership, on substantially the same terms as described in the Prospectus.

BIXEL HOUSE APARTMENTS
LOS ANGELES, CALIFORNIA

As of the date of this Supplement, the Partnership has entered into a letter of intent to acquire a 99% limited partnership interest in Bixel House, a California Limited Partnership (the "Bixel House Local Partnership") which is the owner of the Bixel House Apartment Complex. As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the Bixel House Apartment Complex. The anticipated financing for the Bixel House Apartment Complex is dependent upon the receipt of rental subsidies in the form of Section 8 Housing Assistance Payments under the HUD Moderate Rehabilitation Program, or other suitable subsidy, such as a below-market interest rate loan from a California state or municipal agency. The Partnership's investment in the Bixel House Local Partnership may be substantially delayed, or may not be feasible, because of delays in the issuance of subsidy commitments under the Section 8 program. See "Investment Objectives and Policies—Section 8 Program Modifications" in the Prospectus and "Congressional Hearings Relating to HUD" in this Supplement.

Description of the Property. The Bixel House Apartment Complex consists of 77 units in one five-story building, which is expected to be rehabilitated by the Bixel House Local Partnership. The building was originally constructed in 1928. It is anticipated that each apartment will have new carpeting, new appliances, and remodeled bathrooms and kitchenettes, and that the building will receive a new roof, reconstructed plumbing and electrical systems, and seismic reinforcement.

The following is a breakdown of the apartment units contained in the Bixel House Apartment Complex and the estimated rental rates for leases commencing during 1990:

Apartment Type	Number of Units	Approximate Square Feet	Projected Monthly Rents
Studio	76	164	$377
1 BR/1 BA	1	385	$586

While financing and rental subsidy commitments for the Bixel House Apartment Complex are not yet in place, the Local General Partners anticipate that rehabilitation will commence in late 1989 and will be substantially completed by July 1990. The proposed financing structure contemplates that all of the units will receive Section 8 rental subsidies for 15 years, which would permit qualified low-income tenants to pay 30% of their income as rent, with the balance of the rent to be paid by the federal government. If a subsidy other than Section 8 is utilized, the debt service as a result of the alternate financing described above may be reduced, but rents may be significantly lower than those shown above. All leases will be for a term of one year.

Local General Partners. Julian Weinstock Construction Co., Inc., a California corporation, and Bell Diversified Development, Inc., a California corporation, are currently serving as Local General Partners of the Bixel House Local Partnership, and are expected to continue to serve in this capacity after the admission of the Partnership to the Local Partnership.

Julian Weinstock Construction Co., Inc., a real estate investment, development and consulting firm, was organized in 1956 by Julian Weinstock, who has been involved in real estate for over 40 years. Mr. Weinstock has developed over 10,000 units of multi-family rental properties (including approximately 5,000 low-income units), approximately 10,000 single-family homes, and office and industrial properties.

Bell Diversified Development, Inc., a real estate consulting and development firm, was organized in 1985 by Tom Bell. Mr. Bell, President of Bell Diversified Development, Inc. and Vice President of Weinstock Construction Co., Inc., formerly held the position of Deputy Director of Housing for the State of California Department of Housing and Community Development. Mr. Bell also serves as the Vice Chairman of the Rental Housing Association, based in Washington, D.C.

Community Profile. The Bixel House Apartment Complex is located approximately 1/2 block north of Wilshire Boulevard and approximately 1/4 mile west of the Harbor Freeway, near the Bunker Hill district of downtown Los Angeles. The area consists predominantly of high rise commercial buildings and hotels and is located less than one block east of Good Samaritan Hospital. Several major commercial structures, totalling over five million square feet, have recently been completed or are now under construction in the Bunker Hill district.

Partnership Investment. The Bixel House Local Partnership purchased the Bixel House Apartment Complex in 1987 in an arm's-length transaction for approximately $900,000. The admission of the Partnership to the Bixel House Local Partnership, which is contingent upon the closing of construction financing, is expected to occur in September 1989. Aggregate rehabilitation costs, including the purchase price of the Bixel House Apartment Complex, are expected to be approximately $2,610,000, based upon estimates provided by the Local General Partners. The amount of the Property Development Fee payable by the Bixel House Local Partnership to the Local General Partners or their Affiliates will depend upon the actual costs of the rehabilitation of the Property, and therefore cannot be finally determined until actual rehabilitation costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Bixel House Local Partnership will be paid as a Property Development Fee, and will be included in the projected rehabilitation costs of the Bixel House Apartment Complex.

The Partnership's investment in the Bixel House Local Partnership will be contingent upon the prior closing of the first mortgage loan to be used to finance the rehabilitation of the Bixel House Apartment Complex, and the execution of an Agreement to Enter Into Housing Assistance Payments Contract for all units in the Bixel House Apartment Complex for a period of 15 years, or other suitable subsidy, such as a below-market interest rate loan from a California state or municipal agency. The Partnership expects to acquire a 99% limited partnership interest in the Bixel House Local Partnership by making a capital contribution to the Bixel House Local Partnership of approximately $840,000, payable as follows: (a) approximately $355,000 when the Partnership is admitted to the Local Partnership, (b) approximately $242,500 at completion of the rehabilitation, and (c) approximately $242,500 when the Bixel House Apartment Complex has achieved break-even operations for a period of three consecutive months.

It is expected that the Local Partnership Agreement will provide for (i) adjustment of the Partnership's capital contribution to reflect the final determination of the amount of the eligible and qualified basis for calculating the Low-Income Credit and the actual amount of the Low-Income Credit, and (ii) reimbursement to the Partnership by the Local General Partners for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. It is also expected that the Local General Partners will agree to purchase the Partnership's interest in the Bixel House Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the Partnership's investment in the Bixel House Local Partnership, at the Partnership's option, if completion of construction of the Bixel House Apartment Complex or certain other events do not occur in a timely manner.

It is expected that a Rehabilitation/Acquisition Services Fee and a non-accountable Rehabilitation/Acquisition Services Expense Allowance in the amounts of 7% and 1%, respectively, of the allocable Gross Proceeds attributable to the Partnership's investment in the Bixel House Local Partnership will be paid by the Bixel House Local Partnership to the General Partner when the Partnership is admitted to the Bixel House Local Partnership.

Financing. Subject to recently imposed HUD procedures (see "Investment Objectives and Policies—Section 8 Program Modifications" in the Prospectus), the Bixel House Local Partnership expects to apply for a HUD coinsured first mortgage loan in the approximate amount of $1,733,600, and for Section 8 Moderate Rehabilitation rental subsidies for all units in the Bixel House Apartment Complex. The Local Partnership will also deliver to Bryan Real Estate Corporation, an Affiliate of the Local General Partners, a promissory note in the amount of $275,000, bearing simple interest at 10% per annum (of which 6% will be payable from available cash flow, if any, of the Local Partnership, and the remainder will accrue annually but will not compound) to provide for the payment of a deferred acquisition brokerage fee. Principal and unpaid interest on such note will be payable out of Sale or Refinancing Proceeds. Rehabilitation costs will be funded by the Partnership's investment and the first mortgage loan. The Local General Partners will be responsible for administering the rehabilitation of the Property.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 99% to the Partnership and 1% to the Local General Partners. Operating Cash Flow, to the extent available for distribution is expected to be distributed 99% to the Partnership and 1% to the Local General Partners after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partners of up to 50% of available Operating Cash Flow in such year. HUD Regulations relating to the Section 8 Program may limit distributions of cash, if any, to the partners of the Bixel House Local Partnership. Sale or Refinancing Proceeds remaining after payment of all debts of the Bixel House Local Partnership (including outstanding Operating Loans and the promissory note to Bryan Real Estate Corporation) and establishment of reserves, are expected to be distributed 99% to the Partnership and 1% to the Local General Partners until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Bixel House Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partners. It is expected that the Local General Partners will guarantee annual distributions to the Partnership of up to the lesser of $2,500 or .2% of the allocable Gross Proceeds attributable to the Partnership's investment in the Bixel House Local Partnership, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the Bixel House Local Partnership to the Partnership. Any amounts paid pursuant to such guarantee will be repayable as Operating Loans.

Operating Loans. The Local General Partners are expected to agree to provide loans, up to a cumulative maximum of $175,000, to the Bixel House Local Partnership to fund operating deficits during the period commencing with completion of construction of the Bixel House Apartment Complex, and ending on the later of (1) achievement of break-even operations or (2) the fifth anniversary of completion of construction. Any Operating Loans will be repaid, without interest, from 50% of Operating Cash Flow of the Bixel House Local Partnership, or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. There can, however, be no assurance that the Local General Partners will be able to comply with their obligations at such time, if any, as the Bixel House Local Partnership suffers an operating deficit. The Local General Partners' inability to comply with such obligation could cause a default under a mortgage or other agreement concerning the Bixel House Local Partnership, which default could result in recapture of Low-Income Credits. See "Risk Factors—Reliance on Local General Partners" in the Prospectus.

Management Agent. The Eberly Company ("Eberly"), a California corporation not affiliated with the Local General Partners, is expected to be the initial managing agent of the Bixel House Apartment Complex. Eberly currently manages approximately 1,500 dwelling units (including 500 low-income units), of which approximately 1,000 units are under HUD coinsured loan programs.

Insurance. The Local General Partners, on behalf of the Local Partnership, will obtain and maintain insurance for the Bixel House Apartment Complex in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate. Specifically, due to the prohibitive cost of earthquake insurance, it is possible that the Bixel House Apartment Complex will not be covered by earthquake insurance.

Low-Income Credits. Based upon the submission by the Local General Partners of a projected development budget and the anticipated eligible basis of the Bixel House Apartment Complex, the Local General Partners have received a preliminary allocation of approximately $1,769,710 of Low-Income Credits over a ten-year period (approximately $176,971 per year).

AUSTIN COURT APARTMENTS
CHICAGO, ILLINOIS

As of the date of this Supplement, the Partnership has entered into a letter of intent to acquire a 99% limited partnership interest in Austin Court Limited Partnership (the "Austin Court Local Partnership") which is expected to be the owner of the Austin Court Apartment Complex. As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the Austin Court Apartment Complex.

Description of the Property. It is anticipated that the Austin Court Apartment Complex will consist of 100 units located in three noncontiguous three-story garden-style buildings. The buildings were originally constructed during the 1920's. One of the buildings is located in a registered historic district, and expenditures incurred in connection with rehabilitation of that building are expected to be eligible for a Rehabilitation Credit. It is expected that each renovated apartment will have new carpets, new appliances, and new bathrooms and kitchens, and that the buildings will receive new roofs, intercom systems, plumbing and electrical systems, and will have new exterior lighting and landscaping.

The following is a breakdown of the apartment units contained in the Austin Court Apartment Complex and the expected rental rates for leases commencing during 1990:

Apartment Type	Number of Units	Approximate Square Feet	Projected Monthly Rents
1 BR/1 BA	35	618	$528
2 BR/1 BA	32	788	$605
3 BR/1 BA	33	1085	$760

Subject to receipt of necessary financing and rental subsidy commitments, rehabilitation is expected to commence in late August 1989, and to be substantially completed during the second half of 1990. It is anticipated that the Austin Court Apartment Complex will be designated as eligible to accept tenants holding Section 8 Certificates, permitting qualified low-income tenants to pay 30% of their income as rent, with

the balance of the rent to be paid by the federal government. Although the Austin Court Apartment Complex may be so designated, there can be no assurance that families holding Section 8 certificates will choose to rent apartments in the Apartment Complex, either initially or upon subsequent vacancies, or that Section 8 funds will continue to be available for the entire 15-year Compliance Period. (See "Investment Objectives and Policies—Section 8 Housing Assistance" in the Prospectus, and "Congressional Hearings Relating to HUD" in this Supplement.) All leases will be for a term of one year.

Local General Partner. Altman Development Group, Ltd., a Delaware corporation, is currently serving as Local General Partner, and is expected to remain in that capacity after admission of the Partnership to the Austin Court Local Partnership.

Altman Development Group, Ltd., an Affiliate of Altman Brothers, Inc., is owned by Berel P. Altman, who has participated or is participating in 15 low-income housing projects, either as a partner or contractor, including the specified properties described in the Prospectus and other projects in which Affiliates of the General Partner have invested. Altman Development Group, Ltd. and its Affiliates oversee the management of approximately 4,500 apartment units.

Community Profile. The Austin Court Apartment Complex is located in a predominantly low-income neighborhood on Chicago's far west side, approximately six miles due west of the Loop (Chicago's downtown), in the southern part of a neighborhood known as Austin. Austin is bordered to the west and the south by the suburbs of Oak Park and Cicero, respectively. The community of Austin is commonly described as the area bounded by the Chicago, Milwaukee and St. Paul Railroad on the north, Roosevelt Road on the south, Austin Boulevard (to North Avenue) and Harlem Avenue on the west, and the Chicago and North Western Railroad on the east. The area surrounding the Austin Court Apartment Complex consists primarily of single-family homes and 3½ story apartment buildings. In recent years renovation has commenced on a number of buildings in the Austin neighborhood.

Partnership Investment. Altman Development Group, Ltd., has acquired options to purchase the land and buildings comprising the Austin Court Apartment Complex in arm's-length transactions for approximately $550,000 in the aggregate. Prior to the closing of the purchase, the purchase agreement will be assigned to the Austin Court Local Partnership. Based upon estimates which the Local General Partner believes to be reasonable and which are contained in a budget submitted to the City of Chicago Department of Housing for the purpose of obtaining an allocation of Low-Income Credits, aggregate rehabilitation costs, including the purchase price of the Austin Court Apartment Complex, are expected to be approximately $8,820,000. The amount of the Property Development Fee payable by the Austin Court Local Partnership to the Local General Partner or its Affiliate will depend upon the actual costs of the rehabilitation of the Property, and therefore cannot be finally determined until actual rehabilitation costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Austin Court Local Partnership may be paid as a Property Development Fee. An estimate of this fee is included in the anticipated rehabilitation costs of the Austin Court Apartment Complex.

The Partnership's investment in the Austin Court Local Partnership is expected to occur in conjunction with and will be contingent upon the acquisition of the Property by the Austin Court Local Partnership and the closing of the first mortgage loan and other financing for the rehabilitation of the Austin Court Apartment Complex.

The Partnership expects to acquire a 99% limited partnership interest in the Austin Court Local Partnership by making a capital contribution to the Austin Court Local Partnership of approximately $2,850,000, payable as follows: (a) approximately $1,115,000 when the Partnership is admitted to the Austin Court Local Partnership, (b) approximately $867,500 at completion of the rehabilitation, final determination of the amount of Low-IncomeTax Credits and initial determination of Rehabilitation Credits available to the Local Partnership, and (c) approximately $867,500 when the Austin Court Apartment Complex has achieved break-even operations for a period of three consecutive months and the amount of Rehabilitation Credits has been finally determined. The Partnership's obligation to pay the second and third installments will be secured by letters of credit in the total amount of such installments.

It is expected that the Local Partnership Agreement will provide for (i) adjustment to the Partnership's capital contribution to reflect the final determination of the amount of the eligible and qualified basis for calculating the Low-Income Credit and the Rehabilitation Credit and the actual amount of such credits, and

(ii) reimbursement to the Partnership by the Local General Partner for recapture of credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. It also is expected that the Local General Partner will agree to purchase the Partnership's interest in the Austin Court Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the Partnership's investment in the Austin Court Local Partnership, at the Partnership's option, if completion of construction of the Austin Court Apartment Complex or certain other events do not occur in a timely manner.

It is expected that a Rehabilitation/Acquisition Services Fee and a non-accountable Rehabilitation/Acquisition Services Expense Allowance in the amounts of 6.25% and 1%, respectively, of the allocable Gross Proceeds attributable to the Partnership's investment in the Austin Court Local Partnership will be paid by the Austin Court Local Partnership to the General Partner when the Partnership is admitted to the Austin Court Local Partnership.

Financing. The Austin Court Local Partnership expects to obtain mortgage financing in the amount of approximately $5,000,000. The mortgage loan, which is expected to include a debt service reserve fund and other security, is expected to be funded through the sale of taxable bonds, and is expected to be for a term of approximately 17 years. The Austin Court Local Partnership also expects to obtain a second mortgage loan in the approximate amount of $1,750,000 from the Chicago Department of Housing, using funds provided by the HUD Rental Rehabilitation Grant Program. The second mortgage loan is expected to bear interest at 3% or less, and to be repayable, as to principal and interest, only from Operating Cash Flow or Sale or Refinancing Proceeds. Rehabilitation costs are expected to be funded by the Partnership's investment and the first and second mortgage loan. The Local General Partner will be responsible for administering the rehabilitation of the Austin Court Apartment Complex.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 99% to the Partnership and 1% to the Local General Partner. Operating Cash Flow, to the extent available, is expected to be distributed 99% to the Partnership and 1% to the Local General Partner after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partner of up to 50% of available Operating Cash Flow in such year. HUD regulations may limit distributions of cash, if any, to the partners of the Austin Court Local Partnership. Sale or Refinancing Proceeds remaining after payment of all debts of the Austin Court Local Partnership (including Operating Loans) and establishment of reserves are expected to be distributed 99% to the Partnership and 1% to the Local General Partner until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Austin Court Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partner. It is expected that the Local General Partner will guarantee annual distributions to the Partnership of up to the lesser of $2,500 or .2% of the allocable Gross Proceeds attributable to its investment in the Austin Court Local Partnership, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the Austin Court Local Partnership to the Partnership. Any amounts paid pursuant to such guarantee will be treated as Operating Loans.

Operating Loans. The Local General Partner is expected to agree to provide loans, up to a cumulative maximum of $500,000, to the Austin Court Local Partnership to fund operating deficits during the period commencing with completion of construction of the Austin Court Apartment Complex, and ending on the later of (1) achievement of break-even operations or (2) the fifth anniversary of completion of construction. Any Operating Loans will be repaid, without interest, from 75% of Operating Cash Flow of the Austin Court Local Partnership, or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. There can, however, be no assurance that the Local General Partner will be able to comply with its obligations at such time, if any, as the Austin Court Local Partnership suffers an operating deficit. The Local General Partner's inability to comply with such obligation could cause a default under a mortgage or other agreement concerning the Austin Court Local Partnership, which default could result in recapture of Low-Income Credits and Rehabilitation Credits. See "Risk Factors—Reliance on Local General Partners" in the Prospectus.

Management Agent. Altman Management Company, Inc., an Affiliate of the Local General Partner, will be the initial managing agent of the Austin Court Apartment Complex. Altman Management Company, Inc. is an Affiliate of Altman Realty, Inc., which currently manages approximately 4,500 apartment units

throughout the east and midwest, including units in several apartment complexes in which Affiliates of the General Partner have invested. Of these apartment units, approximately 2,250 are rented to low-income tenants. The Altman Management Company, Inc. portfolio includes luxury hotels, commercial developments, and market-rate and low-income housing; approximately one-half of its housing portfolio consists of subsidized and lower-income housing.

Insurance. The Local General Partner, on behalf of the Local Partnership, will obtain and maintain insurance for the Property in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate.

Low-Income Credits and Rehabilitation Credits. The Local General Partner has received a commitment from the Chicago Department of Housing to allocate approximately $4,420,000 of Low-Income Credits over a ten-year period (approximately $442,000 per year). Such allocation was determined based upon the submission by the Local General Partner of a projected development budget and the anticipated eligible basis of the Property. In addition, it is anticipated that one of the buildings in the Austin Court Apartment Complex will also qualify for Rehabilitation Credits in the amount of approximately $515,000.

Possible Reduction in Size of Apartment Complex. In the event that the Austin Court Local Partnership is unable to obtain the full amount of the second mortgage loan as described above, (see "Financing"), the Local Partnership may modify its plans by acquiring only one or two of the three buildings currently expected to comprise the Austin Court Apartment Complex. In such event, it is anticipated that the Local Partnership would acquire the building expected to qualify for Rehabilitation Tax Credits in addition to Low-Income Housing Tax Credits. In addition, in the event of such reduction in the size of the Austin Court Apartment Complex, the number of units, gross rents, available Low-Income Credits and maximum Operating Loans would be less than those set forth herein, and the Partnership's investment in the Austin Court Local Partnership would be adjusted downward to take into account the reduced size of the Apartment Complex and reduced benefits to investors.

CHRISTIAN STREET APARTMENTS
PHILADELPHIA, PENNSYLVANIA

As of the date of this Supplement, the Partnership has entered into a letter of intent to acquire a 99% limited partnership interest in Christian Street Associates Limited Partnership (the "Christian Street Local Partnership") which is the owner of the Christian Street Apartment Complex. As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the Christian Street Apartment Complex.

Description of the Property. The Christian Street Apartment Complex consists of twenty three-story row-houses in the 1900 block of Christian Street, Philadelphia, Pennsylvania. Fifteen contiguous buildings are located on the south side of Christian Street and the remaining five buildings are located on the north side of Christian Street.

All of the buildings are brick or masonry front buildings with masonry bearing walls. The buildings were originally constructed in the early 1900's. It is anticipated that the rehabilitation of the buildings will include new heating, plumbing and electrical systems, and that each apartment will have new carpeting, new appliances and remodeled bathrooms and kitchens. Pursuant to an agreement between the Local Partnership and local tenants' associations, a portion of one building will be made available to the Philadelphia Police Department as a "mini-station", and certain other agreements have been made with respect to the future management of the Christian Street Apartment Complex.

The following is a breakdown of the apartment units contained in the Christian Street Apartment Complex and the anticipated rental rates for leases commencing during 1990:

Apartment Type	Number of Units	Approximate Square Feet	Projected Monthly Rents
Efficiency	15	350-400	$347
1 BR/ 1 BA	28	400-540	$419
2 BR/ 1 BA	13	495-638	$492
3 BR/ 1 BA	16	815-1075	$615

The rehabilitation is expected to commence in late August 1989 and to be substantially completed in the second half of 1990. It is anticipated that the Christian Street Apartment Complex will be designated as eligible to accept tenants holding Section 8 Certificates, permitting qualified low-income tenants to pay 30% of their income as rent, with the balance of the rent to be paid by the federal government. Although the Christian Street Apartment Complex may be so designated, there can be no assurance that families holding Section 8 certificates will choose to rent apartments in the Apartment Complex, either initially or upon subsequent vacancies, or that Section 8 funds will continue to be available for the entire 15-year Compliance Period. (See "Investment Objectives and Policies—Section 8 Housing Assistance" in the Prospectus, and "Congressional Hearings Relating to HUD" in this Supplement.) All leases will be for a term of one year.

Local General Partners. The Local General Partner is currently The Regis Group, a Massachusetts limited partnership. MBI Capital Corp., a Pennsylvania corporation, is expected to become an additional Local General Partner on or before the date of admission of the Partnership to the Christian Street Local Partnership.

The Regis Group, a Massachusetts real estate development partnership, was founded in 1987 by Gary Reisner to specialize in the rehabilitation of multi-family housing in the Philadelphia metropolitan area. Prior to the formation of The Regis Group, Mr.Reisner was with the tax department of the accounting firm of Laventhol & Horwath.

MBI Capital Corp. is owned by Brad Ingerman. Mr. Ingerman has been involved in the syndication and development of real estate since 1981, and has acted as general partner for more than 30 real estate partnerships which have acquired market-rate and low-income apartment complexes, shopping centers, office buildings and hotels.

Community Profile. The properties comprising the Christian Street Apartment Complex are located on both sides of Christian Street between South 19th Street and South 20th Street in South Central City Philadelphia, less than one mile from the Central Business District. Urban renewal activity nearby has consisted mainly of spot rehabilitation and demolition of formerly under-utilized buildings which have been replaced with condominium and town house-style housing.

Partnership Investment. The Local Partnership has purchased the properties comprising the Christian Street Apartment Complex in an arm's-length transaction for a total price of approximately $505,000. Based upon estimates provided by the Local General Partners, aggregate rehabilitation costs, including the purchase price of the Christian Street Apartment Complex, are expected to be approximately $5,680,000. The amount of the Property Development Fee payable by the Christian Street Local Partnership to the Local General Partners or their Affiliates will depend upon the actual costs of the rehabilitation of the Property, and therefore cannot be finally determined until actual rehabilitation costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Christian Street Local Partnership may be paid as Property Development Fees. Such amount is included in the projected rehabilitation costs of the Christian Street Apartment Complex.

The Partnership's investment in the Christian Street Local Partnership is expected to occur in conjunction with, and will be a prerequisite to, the initial disbursement of construction loan financing. The Partnership expects to acquire a 99% limited partnership interest in the Christian Street Local Partnership by making a capital contribution to the Christian Street Local Partnership of approximately $2,215,000, payable as follows: (a) approximately $1,105,000 when the Partnership is admitted to the Christian Street Local

Partnership, (b) approximately $435,000 at completion of the rehabilitation, and (c) $675,000 when the Property has achieved three consecutive months of break-even operations. The Local Partnership will also receive any interest earned by the Partnership after March 15, 1990 on installments not yet paid as of that date.

It is expected that the Local Partnership Agreement will provide for (i) adjustment of the Partnership's capital contribution to reflect the final determination of the amount of the eligible and qualified basis for calculating the Low-Income Credit and the actual amount of the Low-Income Credit, and (ii) reimbursement to the Partnership by the Local General Partners for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. It is expected that the Local General Partners will agree to purchase the Partnership's interest in the Christian Street Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the Partnership's investment in the Christian Street Local Partnership, at the Partnership's option, if completion of construction of the Christian Street Apartment Complex or certain other events do not occur in a timely manner.

It is expected that a Rehabilitation/Acquisition Services Fee and a non-accountable Rehabilitation/Acquisition Services Expense Allowance in the amounts of 6.25% and 1%, respectively, of the allocable Gross Proceeds attributable to the Partnership's investment in the Christian Street Local Partnership will be paid by the Christian Street Local Partnership to the General Partner when the Partnership is admitted to the Christian Street Local Partnership.

Financing. The Pennsylvania Housing Finance Agency (the "PHFA") has issued its taxable bonds, which are expected to be used to provide a construction and permanent loan for the acquisition and rehabilitation of the Christian Street Apartment Complex, in the principal amount of $1,824,749. The PHFA loan will bear interest at 8% during the construction period, and is expected to bear interest at approximately 10¼% over the 25-year term of the permanent loan. An escrow bond closing occurred in January 1989.

It is anticipated that additional financing for rehabilitation costs will be provided by a loan in the amount of $993,619 from the PHFA HOMES Program. The HOMES loan is expected to bear interest over its 25-year term at 1% per annum and to permit deferral of debt service payments in any year in which revenues of the Apartment Complex are insufficient. Any amount so deferred must be paid in the next year in which revenues are sufficient, and if not so repaid, from Sale or Refinancing Proceeds prior to any distribution to the partners of the Christian Street Local Partnership.

The Christian Street Local Partnership also expects to receive a $648,000 loan from the Philadelphia Housing Development Corporation MEND Rental Rehabilitation Program, which utilizes federal funds provided by the HUD Rental Rehabilitation Program. This loan, which requires that the property be used for low-income housing for a period of at least 10 years, bears no interest, and will be forgiven at the rate of 10% for each year in which the financed property continues to be used as low-income housing. The Property may not be converted to condominium or cooperative ownership until the loan is paid in full or forgiven. Project costs funded from this loan cannot be included in the Local Partnership's basis for Low-Income Credits.

Documentation for all of the above loans has been executed, and funding is expected to occur upon the Christian Street Local Partnership's receipt of necessary equity funds.

The PHFA loan documents limit distributions of cash to 15% of the Christian Street Local Partnership's equity as calculated by PHFA. There can be no assurance that any funds will be available for distribution to the partners of the Christian Street Local Partnership. Rehabilitation costs for the Christian Street Apartment Complex will be funded by the Partnership's investment and the mortgage loans described above. The Local General Partners will be responsible for administering the rehabilitationof the Property.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 99% to the Partnership and 1% to the Local General Partners. Operating Cash Flow, to the extent available and permitted as described under "Financing" above, is expected to be distributed 99% to the Partnership and 1% to the Local General Partners after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partners of up to 50% of available Operating Cash Flow in such year. Sale or Refinancing Proceeds remaining after payment of all debts of the Christian Street Local

Partnership (including Operating Loans) and establishment of reserves are expected to be distributed 99% to the Partnership and 1% to the Local General Partners until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Christian Street Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partners. It is expected that the Local General Partners will guarantee payment to the Partnership of up to the lesser of $2,500 or .2% of the allocable Gross Proceeds attributable to its investment in the Christian Street Local Partnership, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the Christian Street Local Partnership to the Partnership, provided that any amounts paid pursuant to such guarantee will be treated as Operating Loans.

Operating Loans. The Local General Partners are expected to agree to provide Operating Loans, up to a cumulative maximum of $182,500, to the Christian Street Local Partnership to fund operating deficits occurring during the period commencing with completion of construction of the Christian Street Apartment Complex and ending on the later of (1) achievement of break-even operations or (2) the fifth anniversary of completion of construction. The Operating Loans will be repaid from 50% of Operating Cash Flow of the Christian Street Local Partnership, or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. There can be no assurance that the Local General Partners will be able to comply with their obligations at such time, if any, as the Christian Street Local Partnership suffers an operating deficit. The Local General Partners' inability to comply with such obligation could cause a default under a mortgage or other agreement concerning the Christian Street Local Partnership, which default could result in recapture of Low-Income Credits. See "Risk Factors—Reliance on Local General Partners" in the Prospectus.

Management Agent. The Management Agent for the Christian Street Apartment Complex is expected to be MBI Capital Corp., one of the Local General Partners. MBI Capital Corp. and its Affiliates have been involved in the management of low-income housing for over seven years, and currently manage over 4,000 subsidized apartment units located in 20 different states.

Insurance. The Local General Partners, on behalf of the Local Partnership, will obtain and maintain insurance for the Property in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate.

Low-Income Credits. The Christian Street Local Partnership has received an allocation of approximately $4,000,000 of Low-Income Credits over a ten-year period (approximately $400,000 per year). Such allocation was determined based upon the submission by The Regis Group of a projected development budget and the anticipated eligible basis of the Property.

LITTLETON AVENUE COMMUNITY VILLAGE
NEWARK, NEW JERSEY

As of the date of this Supplement, the Partnership has entered into a letter of intent to acquire a 99% limited partnership interest in Littleton Avenue Community Village Limited Partnership (the "LACV Local Partnership"), which is expected to be the owner of the LACV Apartment Complex. As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the LACV Apartment Complex.

Description of the Property. It is expected that the LACV Apartment Complex will be constructed using modular construction technology, and will consist of 102 units in 17 three-story buildings. Each 640-square foot apartment is expected to contain two bedrooms, one bath, a living area and a kitchen. Each lobby area is expected to include mail boxes for each apartment, individual intercoms, and an electronically controlled entrance. The LACV Apartment Complex also is expected to contain a laundry facility, a play and picnic area, a community and recreation center and parking for 104 vehicles.

Construction of the LACV Apartment Complex is expected to begin in August 1989 and to be completed by May 1990. All leases will be for a term of one year.

Local General Partner. The Local General Partner of the LACV Apartment Complex is, and is expected to continue to be, Guillermo Cruz. As a senior housing management officer at the New Jersey Housing and Mortgage Finance Agency ("NJHMFA") from 1983 until 1985, Mr. Cruz supervised and

monitored physical and financial conditions of over 35 multi-family subsidized and non-subsidized complexes. Following his employment at NJHMFA, Mr. Cruz was Director of Operations with the New Community Corporation ("NCC"), a firm with over $150 million in assets. At NCC, Mr. Cruz was directly involved with the development of commercial and multi-family real estate. In addition to these activities, he supervised and managed the overall operations of over 1,200 low-income rental units. After two years at NCC, Mr. Cruz left the corporation to begin his own development and management consulting practice.

Community Profile. The proposed site of the LACV Apartment Complex is located in the University Heights neighborhood of Newark, New Jersey. The University Heights neighborhood is bounded by Market Street, Hartford Street, Norfolk Street, the Newark City Subway line, Lock Street, Central Avenue, Washington Street, Market Street, Springfield Avenue and Rev. Dr. Martin Luther King, Jr. Boulevard on the east; Mercer Street, Broom Street and Fifteenth Avenue on the south; and Littleton Avenue on the West. Specifically, the LACV Apartment Complex site is located within an area called Upper University Heights. It is surrounded by the Camden Street School, several retail andwholesale commercial operations on Springfield Avenue, St. Ann's Roman Catholic Church and School, and Revival Temple. New Community Corporation and K. Hovnanian Company are constructing over 1,400 housing units within a few blocks of the LACV Apartment Complex site, including market-rate townhouses and condominiums, and low- and moderate-income condominiums. Directly across the street from the LACV Apartment Complex site, the Upper University Heights condominium development, now under construction, includes 70 low- to moderate-income condominium townhouses.

University Heights has a high concentration of education and institutional facilities. The University of Medicine and Dentistry of New Jersey, Rutgers University, the New Jersey Institute of Technology, Essex County College and the Essex County government complex are all situated within its borders.

Partnership Investment. The LACV Local Partnership expects to purchase the LACV Apartment Complex site from the City of Newark for approximately $490,000. Aggregate development costs, including the original purchase price, are expected to be approximately $7,345,000. Construction costs are based upon estimates provided by the Local General Partner. The amount of the Property Development Fee payable by the LACV Local Partnership to the Local General Partner or its Affiliate will depend upon the actual costs of the construction of the Property, and therefore cannot be finally determined until actual construction costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the LACV Local Partnership may be paid as the Property Development Fee. Such amount is included in the projected development costs of the LACV Apartment Complex.

The Partnership's investment in the LACV Local Partnership is expected to occur in conjunction with the acquisition of the LACV Apartment Complex site by the LACV Local Partnership and the closing of the construction loans.

The Partnership expects to acquire a 99% limited partnership interest in the LACV Local Partnership by making a capital contribution to the LACV Local Partnership of approximately $3,072,000 payable as follows: (a) approximately $272,000 upon admission of the Partnership to the LACV Local Partnership; (b) approximately $1,867,000 (together with 50% of interest earned by the Partnership on such amount pending its payment) upon completion of construction of the LACV Apartment Complex; and (c) approximately $933,000 upon the achievement of three consecutive months of breakeven operations. The obligation to pay installments (b) and (c) will be secured by letters of credit.

The Local Partnership Agreement is expected to provide for (i) an adjustment to the Partnership's capital contribution to reflect the final determination of the amount of the eligible and qualified basis for calculating the Low-Income Credit and the actual amount of the Low-Income Credit, and (ii) reimbursement to the Partnership by the Local General Partner for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. It is expected that the Local General Partner will agree to purchase the Partnership's interest in the LACV Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the Partnership's investment in the LACV Local Partnership, at the Partnership's option, if completion of construction of the LACV Apartment Complex or certain other events do not occur in a timely manner.

It is expected that a Rehabilitation/Acquisition Services Fee and a non-accountable Rehabilitation/Acquisition Services Expense Allowance in the amounts of 6.25% and 1%, respectfully, of the allocable Gross Proceeds attributable to the Partnership's investment in the LACV Local Partnership will be paid by the LACV Local Partnership to the General Partner when the Partnership is admitted to the LACV Local Partnership.

Financing and Subsidy Terms. Construction of the Property is expected to be funded by a commercial construction loan from Midlantic National Bank/North of Paterson, New Jersey in the approximate amount of $3,590,000, and secondary construction and permanent mortgage financing in the approximate amount of $2,472,480 to be provided by the New Jersey Department of Community Affairs ("DCA") Balanced Housing Program. It is expected that, upon completion of construction, the Midlantic construction loan will be replaced in part by equity provided by the Partnership and in part by a permanent mortgage loan, in the approximate amount of $1,800,000, with interest at approximately 10% for a 17 year term, expected to be provided by the New Jersey Housing and Mortgage Finance Agency ("NJHMFA"). Governmental subsidy is expected to be provided in the form of complete debt service deferral on the first and second permanent mortgage loans for 17 years. Because of the full deferral of principal and accrued interest, all of which must be paid upon Sale or Refinancing of the Apartment Complex prior to any distributions to partners of the Local Partnership, the likelihood of any such distributions to partners of the LACV Local Partnership will be greatly reduced.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 99% to the Partnership and 1% to the Local General Partner. Operating Cash Flow, to the extent available, is expected to be distributed 99% to the Partnership and 1% to the Local General Partner after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partner of up to 50% of available Operating Cash Flow in such year. Limitations will be imposed by DCA and/or NJHMFA on distributions of cash, if any, to the partners of the LACV Local Partnership. Sale or Refinancing Proceeds remaining after payment of all debts of the LACV Local Partnership (including Operating Loans) and establishment of reserves are expected to be distributed 99% to the Partnership and 1% to the Local General Partner until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the LACV Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partner. It is expected that the Local General Partner will guarantee payment to the Partnership of up to the lesser of $2,500 or .2% of the allocable Gross Proceeds attributable to its investment in the LACV Local Partnership, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the LACV Local Partnership to the Partnership. Any amounts paid pursuant to such guarantee will be repayable in the same manner as Operating Loans.

Operating Loans. As a condition to the payment of the second installment of Capital Contributions from the Partnership to the LACV Local Partnership, the Local General Partner is expected to provide an operating deficit reserve account of $360,000, from which operating loans will be made to the LACV Local Partnership to fund operating deficits during the period from the final funding of the permanent mortgage loans, until the later of (1) achievement of break even operations or (2) the fifth anniversary of such funding. Any Operating Loans will be repaid from 50% of Operating Cash Flow of the LACV Local Partnership, or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. There can be no assurance that the amount of the operating deficit reserve will be sufficient.

Management Agent. The Local General Partner or an Affiliate is expected to be the management agent for the LACV Apartment Complex.

Insurance. The Local General Partner, on behalf of the LACV Local Partnership, will obtain insurance for the Property in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate.

Low-Income Credits. The Local General Partner anticipates that the LACV Local Partnership will receive approximately $5,583,940 of Low-Income Credits over a ten-year period (approximately $558,394 per year). Such amount of Low-Income Credits is based upon a development budget submitted by the Local General Partner and the anticipated eligible basis of the Property.

FEDERAL INCOME TAX CONSIDERATIONS

Passive Activity Limitation

On May 12, 1989, the Treasury Department issued temporary Regulations defining the term "activity" for purposes of the passive activity loss limitation rules. The meaning of "activity" is important to the Partnership principally for determining, among other things, whether the Partnership has disposed of an activity. Under these temporary Regulations, the Partnership has the option of treating its investment in Properties and Local Partnership Interests as one activity or electing to fragment its operations and treat each investment in a Property or Local Partnership Interest as a separate activity and report the results of operations of each Property or Local Partnership Interest to Limited Partners on a property-by-property basis. If the Partnership's investment in Properties and Local Partnership Interests is considered one activity for purposes of the passive activity rules, suspended losses (but not credits) of a Limited Partner attributable to Properties and Local Partnership Interests generally will be allowed as a deduction against all other income
of a Limited Partner at such time as the Partnership disposes of all of its investments in Properties and Local Partnership Interests. If each Property or Local Partnership Interest is considered a separate activity for purposes of the passive activity rules, upon a taxable sale of a Property or Local Partnership Interest by the Partnership, suspended losses (but not credits) of a Limited Partner attributable to that Property or Local Partnership Interest generally will be allowed as a deduction against all other income of the Limited Partner. In order to avoid the substantial administrative expenses that would be incurred if each Property and Local Partnership Interest were treated as a separate activity and because it is anticipated that the Partnership will dispose of all of its investments in Properties and Local Partnership Interests at the end of their Compliance Periods, the Partnership intends to treat its investment in Properties and Local Partnership Interests as one activity for purposes of these temporary Regulations.

Pending Legislation

On May 11, 1989 Senate Majority Leader George Mitchell (D-Maine) and Senate Finance Committee member, John Danforth (R-Missouri), introduced a bill (S 980) which would make permanent the Low-Income Credit and modify and clarify provisions of the Low-Income Credit, in some cases retroactively to the date of enactment of the 1986 Act. A parallel bill (HR 2319) was introduced on May 11, 1989 by House Ways and Means Committee member Charles Rangel (D-New York). Investors are cautioned that all such proposed legislation is in the earliest stages of the legislative process and the Partnership expresses no view as to the likelihood that such legislation will be enacted into law or that if it is enacted, it will be enacted into law in its present form.

CONGRESSIONAL HEARINGS RELATING TO HUD

A number of Congressional Committees have been and more will be holding hearings concerning the administration of various HUD programs under the tenure of former HUD Secretary Samuel Pierce. These hearings were originally initiated as a response to the report of the HUD Inspector General and the resulting numerous press stories relating to the Section 8 Moderate Rehabilitation selection process. See "Investment Objectives and Policies—Section 8 Program Modifications" in the Prospectus. These hearings have now been expanded to include the Section 221(d)(4) and Section 223(f) coinsurance programs and many other HUD programs. At this time the likelihood of passage or content of any new HUD legislation, and the impact of any such legislation or hearings on the Partnership or the Local Partnerships, cannot be determined. For more information concerning the possible effects of these developments see "Risk Factors—Unspecified Investments and Potential Non-Availability of Suitable Investments," "Risk Factors—Competition for Investments" and "Specified Investments—Cityside Apartments II and III" in the Prospectus.